SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

XERIS PHARMACEUTICALS INC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98422L107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98422L107	13G	Page 1 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital (Master), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	8.	SHARED DISPOSITIVE POWER
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98422L107	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	8.	SHARED DISPOSITIVE POWER
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98422L107	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital IM, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	8.	SHARED DISPOSITIVE POWER
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98422L107	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital IM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	8.	SHARED DISPOSITIVE POWER
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98422L107	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS John Petry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)
	8.	SHARED DISPOSITIVE POWER
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,607,100 Shares (as defined in Item 2)(including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)* (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98422L107	13G	Page 6 of 9 Pages

*	As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible notes that are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (5), (7) and (9) give effect to such blocker.

Item 1.	(a)	Name of Issuer Xeris Pharmaceuticals, Inc. (or the “Company”)

	(b)	Address of Issuer’s Principal Executive Office 180 North Lasalle Street, Suite 1800 Chicago, IL 60601

Item 2.	(a)

Name of Person Filing

1. Sessa Capital (Master), L.P.

2. Sessa Capital GP, LLC

3. Sessa Capital IM, L.P.

4. Sessa Capital IM GP, LLC

5. John Petry

This statement is filed by the persons listed in this Item 2(a), who are collectively referred to herein as "Reporting Persons."

	(b)	Address of the Principal Office or, if none, residence 888 Seventh Avenue, 30th Floor New York, New York, 10019

(c)

Citizenship

Sessa Capital (Master), L.P. is a Cayman Islands exempted limited partnership. Sessa Capital GP, LLC and Sessa Capital IM GP, LLC are Delaware limited liability companies. Sessa Capital IM, L.P. is a Delaware limited partnership. Mr. Petry is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (“Shares”)

	(e)	CUSIP Number 98422L107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

CUSIP No. 98422L107	13G	Page 7 of 9 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Sessa Capital (Master), L.P. (the “Fund”) directly beneficially owns 6,607,100 Shares (including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)*.

Sessa Capital GP, LLC is the general partner of the Fund and, as a result, may be deemed to beneficially own Shares owned by the Fund.

Sessa Capital IM, L.P. is the investment manager of the Fund and, as a result, may be deemed to beneficially own Shares owned by the Fund.

Sessa Capital IM GP, LLC is the general partner of Sessa Capital IM, L.P. and, as a result, may be deemed to beneficially own Shares beneficially owned by Sessa Capital IM, L.P.

Mr. Petry is the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC and, as a result, may be deemed to beneficially own Shares owned by the Fund.

The number of Shares set forth above and on rows (5), (7) and (9) of the cover page for each Reporting Person are based on the Company's total number of outstanding Shares and assume the conversion of convertible notes directly beneficially owned by the Fund (the "Securities"), subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the convertible notes directly beneficially owned by the Fund, the Reporting Persons are not entitled to receive any shares of common stock to the extent Reporting Persons after conversion would beneficially own more than 9.99% of the outstanding Shares (the "9.99% Blocker"). The percentage set forth on Row (11) and the number of Shares set forth on rows (5), (7) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise or convert all of the Securities due to the 9.99% Blocker.

(b)

Percent of class:

9.99%* (see Item 4(a)), based on 59,411,633 shares of Common Stock outstanding, which is the sum of (i) 48,976,434 shares of Common Stock outstanding as of September 30, 2020, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the Securities and Exchange Commission on November 9, 2020, and (ii) 10,435,199 newly issued shares of Common Stock as set forth in Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 16, 2020.

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

Each of the reporting persons may be deemed to have the sole power to vote or direct the vote of 6,607,100 Shares (including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)*.

	(ii)	Shared power to vote or to direct the vote: Not applicable.

(iii)

Sole power to dispose or to direct the disposition of:

Each of the reporting persons may be deemed to have the sole power to dispose or direct the disposition of 6,607,100 Shares (including 2,434,641 shares of Common Stock issuable upon conversion of convertible notes)*.

	(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] .

CUSIP No. 98422L107	13G	Page 8 of 9 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

CUSIP No. 98422L107	13G	Page 9 of 9 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name of Registrant

By:	/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Date:	February 16, 2021

SCHEDULE 13G

CUSIP No. 98422L107

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of February 16, 2021, by and between Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, and John Petry.